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                       FORTIS BENEFITS INSURANCE COMPANY
                                 P.O. BOX 64271
                           ST. PAUL, MINNESOTA 55164


                         GUARANTEED DEATH BENEFIT RIDER


This rider is a part of the policy to which it is attached ("the Policy"). It is subject to the provisions of the Policy which apply and are consistent with the provisions of this rider. While this rider is in force, the Policy will not lapse as long as the premium requirements are met. The effective date and expiry date of this rider are shown in the policy schedule.

GUARANTEED DEATH BENEFIT
If you meet the premium requirement described below, the Policy will not lapse even if your surrender value is not sufficient to cover the monthly deduction on a monthly anniversary.

PREMIUM REQUIREMENT
The premium requirement on each monthly anniversary is met if (1) is equal to or greater than (2), where:

(1) is the sum of all premiums paid less any cash withdrawals and less any loans;

(2) is the sum of the recommended minimum monthly premiums as shown in the policy schedule, including the premium due on the current monthly anniversary.

The recommended minimum monthly premium is based on the insured's issue age, risk class, and face amount, as shown in the policy schedule.

Premiums may be paid on a mode of payment other than monthly as long as the sum of premiums paid equals the total recommended minimum monthly premiums to date at any time.

CHANGES THAT AFFECT THE PREMIUM REQUIREMENT
The recommended minimum monthly premium will change if:

(1) the face amount is increased or decreased but not if the change in face amount is due to a partial withdrawal or a change in death benefit types;

(2)  riders are added, deleted, or changed; or

(3)  risk classifications change.

You must wait one year before re-application may be made for any risk class change.

If the recommended minimum monthly premium changes, we will send you an amended policy schedule. Also, additional premiums may be required on the date of change in order to meet the new premium requirement.

NOTICE
If on any monthly anniversary the premium requirement is not met, we will send you a notice of the premium required. If the premium is not received by us at our home office prior to the next monthly anniversary, the guaranteed death benefit will terminate. Based on guaranteed charges, the policy value at the rider expiry date may be insufficient to keep the Policy in force unless an additional payment is made at that time.

DEDUCTION
A charge for this rider is included in the monthly deductions. The charge will not be taken if this rider is no longer in effect. The charge is shown in the policy schedule. It may change if the face amount is increased or decreased or riders are added, changed, or terminated.

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REINSTATEMENT
If this rider terminates, it may not be reinstated.

TERMINATION
This rider will terminate on the earliest of the following dates:

(1) the monthly anniversary following our notice to you that the premium requirement was not met;

(2)  the expiry date as shown in the policy schedule;

(3) the monthly anniversary date on or next following our receipt at our home office of your request for termination of this rider; and

(4)  the date the Policy is lapsed, surrendered, or otherwise terminated.

NONPARTICIPATING
This rider is nonparticipating and has no surrender value.

Signed for the Company to take effect on the rider effective date.



/s/ DEAN C. KOPPERUD                    /s/ PEGGY ETTESTAD
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SENIOR VICE PRESIDENT                   SENIOR VICE PRESIDENT